Exhibit 99.2

SILVER WHEATON CORP.
as Borrower

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Sole Bookrunner and Administrative Agent

- and -

BANK OF MONTREAL
as Co-Lead Arranger and Syndication Agent

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY THERETO
as Lenders

CREDIT AGREEMENT

Dated as of July 20, 2007

DM_TOR/208573-00204/2193933.9

Page

ARTICLE 1

INTERPRETATION

1

1.1

Defined Terms

1

1.2

Other Usages

22

1.3

Plural and Singular

22

1.4

Headings

22

1.5

Currency

22

1.6

Applicable Law

22

1.7

Time of the Essence

23

1.8

Non-Banking Days

23

1.9

Consents and Approvals

23

1.10

Amount of Credit

23

1.11

Schedules

23

1.12

Extension of Credit

23

ARTICLE 2

CREDIT FACILITY

23

2.1

Establishment of Credit Facilities

23

2.2

Lenders’ Commitments

24

2.3

Reduction of Credit Facilities

24

2.4

Termination of Credit Facilities

24

ARTICLE 3

GENERAL PROVISIONS RELATING TO CREDITS

25

3.1

Types of Credit Availments

25

3.2

Funding of Loans

25

3.3

Failure of Lender to Fund Loan

26

3.4

Timing of Credit Availments

26

3.5

Inability to Fund U.S. Dollar Advances in Canada

26

3.6

Time and Place of Payments

28

3.7

Remittance of Payments

28

3.8

Evidence of Indebtedness

28

3.9

Notice Periods

29

3.10

Overdraft Loans

29

ARTICLE 4

DRAWDOWNS

31

4.1

Drawdown Notice

31

ARTICLE 5

ROLLOVERS

31

5.1

LIBOR Loans

31

5.2

Rollover Notice

32

ARTICLE 6

CONVERSIONS

32

6.1

Converting Loan to Other Type of Loan

32

6.2

Conversion Notice

32

6.3

Absence of Notice

33

6.4

Conversion by Lenders

33

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(continued)

Page

ARTICLE 7

INTEREST AND FEES

33

7.1

Interest Rates

33

7.2

Calculation and Payment of Interest

33

7.3

General Interest Rules

34

7.4

Selection of Interest Periods

34

7.5

Standby Fee

35

7.6

Applicable Rate Adjustment

35

ARTICLE 8

RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

35

8.1

Conditions of Credit

35

8.2

Change of Circumstances

35

8.3

Failure to Fund as a Result of Change of Circumstances

37

8.4

Indemnity Relating to Credits

37

8.5

Indemnity for Transactional and Environmental Liability

38

8.6

Gross-Up for Taxes

39

ARTICLE 9

REPAYMENTS AND PREPAYMENTS

43

9.1

Repayments under NRT Facility

43

9.2

Repayments under RT Facility

44

9.3

Voluntary Prepayments under Credit Facilities

44

9.4

NRT Facility/RT Facility Mandatory Prepayments

44

9.5

RT Facility Mandatory Prepayments

45

9.6

Prepayment Notice

45

9.7

Currency of Repayment

45

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

46

10.1

Representations and Warranties

46

10.2

Survival of Representations and Warranties

51

ARTICLE 11

COVENANTS

51

11.1

Affirmative Covenants

51

11.2

Restrictive Covenants

58

11.3

Performance of Covenants by Administrative Agent

60

ARTICLE 12

CONDITIONS PRECEDENT TO OBTAINING CREDIT

61

12.1

Conditions Precedent to All Credit

61

12.2

Conditions Precedent to Initial Extension of Credit

61

12.3

Waiver

63

ARTICLE 13

DEFAULT AND REMEDIES

63

13.1

Events of Default

63

13.2

Remedies Cumulative

66

13.3

Set-Off

66

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(continued)

Page

ARTICLE 14

THE ADMINISTRATIVE AGENT

67

14.1

Appointment and Authorization of Administrative Agent

67

14.2

Interest Holders

67

14.3

Consultation with Counsel

67

14.4

Documents

67

14.5

Administrative Agent as Lender

67

14.6

Responsibility of Administrative Agent

68

14.7

Action by Administrative Agent

68

14.8

Notice of Events of Default

68

14.9

Responsibility Disclaimed

69

14.10

Indemnification

69

14.11

Credit Decision

69

14.12

Successor Administrative Agent

70

14.13

Delegation by Administrative Agent

70

14.14

Waivers and Amendments

70

14.15

Determination by Administrative Agent Conclusive and Binding

71

14.16

Adjustments among Lenders after Acceleration

71

14.17

Redistribution of Payment

72

14.18

Distribution of Notices

73

14.19

Determination of Exposures

73

14.20

Decision to Enforce Security

73

14.21

Enforcement

73

14.22

Application of Cash Proceeds of Realization

74

14.23

Security Documents

74

14.24

Entering into Contracts

74

14.25

Discharge of Security

75

14.26

Survivorship

75

ARTICLE 15

MISCELLANEOUS

75

15.1

Notices

75

15.2

Severability

75

15.3

Counterparts

76

15.4

Successors and Assigns

76

15.5

Assignment

76

15.6

Entire Agreement

77

15.7

Further Assurances

77

15.8

Judgment Currency

78

-iii-

(continued)

SCHEDULE A

LENDERS AND INDIVIDUAL COMMITMENTS

SCHEDULE B

COMPLIANCE CERTIFICATE

SCHEDULE C

FORM OF ASSIGNMENT

SCHEDULE D

FORM OF DRAWDOWN NOTICE

SCHEDULE E

FORM OF ROLLOVER NOTICE

SCHEDULE F

FORM OF CONVERSION NOTICE

SCHEDULE G

CORPORATE STRUCTURE

SCHEDULE H

APPLICABLE RATES

SCHEDULE I

LOCATION OF TANGIBLE PERSONAL PROPERTY AND BOOK AND RECORDS RE: CURRENT SILVER CONTRACTS

SCHEDULE J

GUARANTEE AND SECURITY DOCUMENTS

SCHEDULE K

PLEDGED ENTITIES

SCHEDULE L

PRINCIPAL PLACE OF BUSINESS

-iv-

CREDIT AGREEMENT dated as of July 20, 2007 among Silver Wheaton Corp., a corporation continued under the laws of the Province of Ontario (the “Borrower”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia  ~~as~~  Administrative Agent.

WHEREAS the Borrower has requested the Lenders to provide to it certain credit facilities for the purposes set forth in Section 11.1(c);

AND WHEREAS the Lenders are each willing to provide such credit facilities to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. dollars.

“Acquisition” means:

(a)

if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition;

(b)

if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired; or

(c)

the execution and delivery by any Obligor of a Silver Purchase Contract.

“Additional Guarantor” means any direct or indirect Subsidiary of the Borrower which has become a Guarantor pursuant to Section 11.1(t).

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a Canadian chartered bank.

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“Agreed Environmental Requirements” means any policy, statement or guidelines of whatsoever nature relating to environmental, health and safety or similar issues and issued from time to time by the World Bank Group or the International Finance Corporation.

“Alternate Base Rate Canada” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum.

“Applicable Rate” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, in each case by reference to the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in Schedule H hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.6, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to LIBOR Loans outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Rate are effective, as provided above.  The Applicable Rate up to and including the Fiscal Quarter ending December 31, 2007 shall be set at Level IV.

“Assignment After Default” means any assignment pursuant to Section 15.5(c) after the occurrence of a Default.

“Available Credit” means, at any particular time, the aggregate of the amount, if any, by which the amount of the RT Facility at such time exceeds the aggregate amount of credit outstanding under the RT Facility at such time.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, Toronto, Ontario, London, England and New York, New York and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.

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“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Branch of Account” means the Vancouver main branch of the Administrative Agent located at Scotia Tower, Vancouver, British Columbia, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Capital Reorganization” means any change in the issued and outstanding Shares of an Obligor.

“Cash” means, at any particular time, the aggregate of cash and Cash Equivalents of the Borrower determined on a consolidated basis at such time.  The determination of Cash for all purposes hereunder shall be determined exclusive of any Cash of the Non-Guaranteeing Subsidiaries.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of U.S.$500,000,000 in the case of any commercial bank incorporated in the United States or Cdn.$500,000,000 in the case of any commercial bank incorporated in Canada, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper or other debt securities rated R-1 low by Dominion Bond Rating Service or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.

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“Cash Flow from Operations” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated cash flow statement of the Borrower for such period as the cash flow from operations.  The determination of Cash Flow from Operations for all purposes hereunder shall be determined exclusive of any Cash Flow from Operations attributable to the Non-Guaranteeing Subsidiaries.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in U.S. dollars.

“Contaminant” means any contaminant, as defined by the EPA.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corporate Reorganization” means any change in the legal existence of any Obligor (other than a Capital Reorganization) including by way of amalgamation, merger, winding-up, continuance or plan of arrangement.

“Credit Documents” means this agreement, the Guarantees, the Security Documents, the Fee Letter and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document but shall not include Hedging Agreements.

“Credit Facilities” means the NRT Facility and RT Facility and “Credit Facility” means either of the Credit Facilities.

“Current Silver Contracts” means the Penasquito Silver Contract, the Luismin Silver Contract, the Yauliyacu Silver Contract, the Zinkgruvan Silver Contract, the Stratoni Silver Contract, [ edited text ] and any other Silver Purchase Contract which, at the Borrower’s option and on terms and conditions satisfactory to the Administrative Agent, is subject to a Lien in favour of the Administrative Agent and “Current Silver Contract” means any of the Current Silver Contracts.

“Debt Service Coverage Ratio” means for any Fiscal Quarter, the ratio of (i) Rolling EBITDA for such Fiscal Quarter to (ii) the aggregate of (x) the Borrower's scheduled payments pursuant to Sections 9.1 and 9.2 and other scheduled payments of principal with respect to other Indebtedness of the Borrower on a consolidated basis (but without reference to the Non-Guaranteeing Subsidiaries) during such Fiscal Quarter and the three immediately preceding Fiscal Quarters and (y) Rolling Interest Expenses for such Fiscal Quarter.

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“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Designated Account” means, with respect to transactions in U.S. dollars for the Borrower, the account of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

“Distribution” means:

(a)

the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of an Obligor, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower;

(b)

the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)

the payment of interest or the repayment of principal with respect to any Indebtedness of the Borrower which is subordinated to the Secured Obligations.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter plus, to the extent deducted in determining Net Income, the aggregate of:

(a)

Interest Expenses for such Fiscal Quarter;

(b)

consolidated income tax expenses of the Borrower for such Fiscal Quarter as determined in accordance with generally accepted accounting principles;

(c)

stock based compensation expenses determined as determined in accordance with generally accepted accounting principles;

(d)

any write down in assets made in accordance with generally accepted accounting principles; and

(e)

consolidated depreciation and amortization expenses and other non-cash expenses of the Borrower for such Fiscal Quarter.

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The calculation of EBITDA shall be adjusted, without duplication, for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs.  For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.  The determination of EBITDA for all purposes hereunder shall be determined exclusive of any EBITDA attributable to any Non-Guaranteeing Subsidiary.

“Enforcement Date” means the date on which the Administrative Agent notifies the Borrower, pursuant to and as then authorized by Section 13.1, that all indebtedness of the Borrower to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first or, if all indebtedness of the Borrower to the Lenders hereunder has been repaid in full and all commitments of the Lenders hereunder have terminated, the date on which the Administrative Agent notifies an Obligor that the Administrative Agent is entitled to enforce the Security in accordance with the terms of one or more of the Secured Hedging Agreements to which such Obligor is a party.

“Environmental Laws” means the Agreed Environmental Requirements and all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the EPA, as amended).

“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

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“Excluded Collateral” means (without duplication):

(a)

the Excluded Investments;

(b)

real property interests and equipment of the Obligors unless and until the aggregate fair market value thereof exceeds U.S.$5,000,000;

(c)

the 500,000 Euros and accrued interest thereon subject to the Lien referred to in paragraph (m) of the definition of “Permitted Liens”; and

(d)

the proceeds of the foregoing.

“Excluded Investments” means Investments in Non-Guaranteeing Subsidiaries in an aggregate amount not to exceed U.S.$5,000,000 during the term of the Credit Facilities.

“Existing Credit Agreement” means the credit agreement dated February 24, 2006 entered into among the Borrower, as borrower and The Bank of Nova Scotia, as administrative agent and lender.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.19.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letter” means the fee letter dated as of July 4, 2007 between the Borrower, Bank of Montreal and The Bank of Nova Scotia, as the same may be amended, modified, supplemented or replaced from time to time.

“Finance Documents” means the Credit Documents and the Secured Hedging Agreements.

“Finance Parties” means the Administrative Agent and the Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

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“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Floating Charge Collateral” means (i) all funds from time to time on deposit in the bank accounts of the Obligors and (ii) all Shares from time to time held by the Obligors that are traded on a recognized stock exchange in Canada or the United States of America.

“generally accepted accounting principles” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants.

“Goldcorp” means Goldcorp Inc., a corporation incorporated under the law of the Province of Ontario.

“Guarantees” means the one or more guarantees to be entered into by the Guarantors (including, for certainty, the guarantees listed in Schedule J hereto) in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which each Guarantor shall guarantee all of the Secured Obligations of the Borrower.

“Guarantors” means SW Caymans, [ edited text ] and each Additional Guarantor.

“Hazardous Materials” means:

(a)

any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquified natural gas or synthetic gas usable for fuel; or

(b)

any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

“Hedging Agreement” means any present or future swap, hedging, foreign exchange or cash management agreement or other derivative transaction entered into by any Obligor which constitutes any silver or other commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor but excludes the Silver Purchase Contracts.

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“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices and Silver Contract Payments, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument other than Silver Contract Payments, (iii) obligations of such Person under any Capital Lease (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, obligations of any Person under any silver or other commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).

“Individual Commitment” means, with respect to a particular Lender and to a particular Credit Facility, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3 and 15.5 as the individual commitment of such Lender with respect to such Credit Facility, provided that, upon the termination of a Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to such Credit Facility shall thereafter be equal to the Individual Commitment of such Lender under such Credit Facility immediately prior to the termination of such Credit Facility.  If a Lender has more than one Individual Commitment hereunder, each Individual Commitment of such Lender shall be deemed to be a separate Individual Commitment for the purposes of this Agreement.

“Initial NRT Amount” shall have the meaning ascribed thereto in Section 2.3.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses (including, for greater certainty, issuance fees with respect to letters of credit and stamping fees with respect to bankers’ acceptances).  The determination of Interest Expenses for all purposes hereunder shall be determined exclusive of any Interest Expenses attributed to the Non-Guaranteeing Subsidiaries.

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

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“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.  The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity, or distributions or dividends paid, thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment, as determined in good faith by the Borrower.

“Lenders” means the financial institutions and other Persons who are, or become, a party to this agreement in their capacity as lenders to the Borrower provided, for certainty, at any time after all indebtedness of the Borrower to the Lenders under the Credit Agreement has been repaid in full and all commitments of the Lenders hereunder have terminated, “Lenders” shall mean any such Lender who, at the time of such repayment and termination, is a party to any Secured Hedging Agreement which Secured Hedging Agreement remains in full force and effect after the time of such repayment and termination.

“Leverage Ratio” means for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

“LIBOR Loan” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR.

“LIBOR” means the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the Telerate Screen Page 3750 at 11:00 a.m. (London time) on the second Banking Day prior to the commencement of such Interest Period.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Loans” means Base Rate Canada Loans and LIBOR Loans.

“Luismin” means Luismin, S.A. de C.V., a corporation incorporated under the laws of Mexico.

“Luismin Security Agreement” means the security agreement made as of January 31, 2007 entered into by Desarrollos Mineros San Luis, S.A. de C.V. in favour of Goldcorp Trading (Barbados) Ltd. and SW Caymans and as the same may hereafter be further amended, modified, supplemented or replaced in accordance with the provisions hereof.

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“Luismin Silver Contract” means the restated Silver Purchase Contract dated as of March 30, 2006 between Wheaton Trading, SW Caymans, Goldcorp and the Borrower, as the same may be amended, modified, supplemented or replaced in accordance with the provisions hereof.

“Lundin” means Lundin Mining Corporation, a corporation incorporated under the laws of Canada.

[ edited text ]

“Majority Lenders” mean, at any particular time prior to the repayment in full of all indebtedness of the Borrower to the Lenders hereunder and the termination of all commitments of the Lenders hereunder, such group of Lenders whose Individual Commitments aggregate at least two-thirds of the aggregate amount of the Individual Commitments at such time and, at any particular time thereafter, such group of Lenders which have aggregate Exposure in an amount of at least two-thirds of the aggregate Exposure of all of the Lenders at such time.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means the effect of any event or circumstance which, in the reasonable opinion of the Majority Lenders, would or could reasonably be expected to have a material adverse effect on (i) the ability of any Obligor to perform its obligations under any Credit Document or on the ability of any Finance Party to enforce any of such obligations or (ii) the business, operations, performance, properties, condition (financial or otherwise) or prospects of the Obligors, taken as a whole.

“Maturity Date” means, with respect to the NRT Facility, the NRT Maturity Date and, with respect to the RT Facility, the RT Maturity Date.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Indebtedness” means, at any particular time, Total Indebtedness at such time less the Cash at such time.

“Net Income” means, for any particular period, the amount that would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.  The determination of Net Income for all purposes hereunder shall be determined exclusive of any Net Income attributable to the Non-Guaranteeing Subsidiaries.

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“Non-Guaranteeing Subsidiaries” means SW Barbados and Silver Wheaton  Penasquito Holdings Ltd., unless otherwise designated by the Borrower in a written notice to the Administrative Agent, and any future Subsidiaries of the Borrower which are designated as Non-Guaranteeing Subsidiaries in writing by the Borrower.

“NRT Facility” means the non-revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1(b).

“NRT Maturity Date” means July 20, 2014.

“Obligors” means the Borrower and the Guarantors.

“Official Body” means any national government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Overdraft Lender” means The Bank of Nova Scotia and any other Lender selected by the Administrative Agent who assumes in writing the obligation of making Overdraft Loans under the RT Facility.

“Overdraft Loan” has the meaning ascribed thereto in Section 3.10.

“Pena” means Compañia Minera Peña de Bernal, S.A. de C.V., a corporation incorporated under the laws of Mexico and its successors and assigns.

“Penasquito” means Minera Penasquito, S.A. de C.V., a corporation incorporated under the laws of Mexico and its successors and assigns.

“Penasquito Project” means the exploration and development of Penasquito’s gold and silver mine in Zacatecas, Mexico.

“Penasquito Silver Contract” means the Silver Purchase Contract to be entered into on or about July 24, 2007 between Penasquito, Goldcorp [ edited text ] as the same may be amended, modified, supplemented or replaced in accordance with the provisions hereof.

“Permitted Acquisition” means an Acquisition with respect to which:

(a)

the assets acquired relate to the mining industry and (i) are subject to a Lien in favour of the Administrative Agent pursuant to the Security Documents or (ii) the Borrower has agreed in writing to deliver or cause to be delivered within 60 days after the completion of the Acquisition, such Security Documents as the Administrative Agent may require to create a Lien on the assets acquired in favour of the Administrative Agent;

(b)

no Default or Event of Default exists at the time of such Acquisition and no Default or Event of Default would exist immediately  after the implementation of any such Acquisition;

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(c)

the covenants in Section 11.1(o), 11.1(p) and 11.1(q) are in compliance on a pro forma basis after completion of such Acquisition and the Borrower has delivered to the Administrative Agent a certificate, in form and substance satisfactory to the Administrative Agent, evidencing same; and

(d)

neither the assets acquired, nor the primary mine from which Silver is contracted to be produced pursuant to any Silver Purchase Contract, are situate in any of Venezuela, Bolivia or Ecuador.

For certainty, the execution, delivery and performance of the Penasquito Silver Contract [ edited text ] shall constitute, without derogation of the Finance Parties’ rights under Section 12.2(g), a Permitted Acquisition.

“Permitted Capital Reorganization” means any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Borrower in any Obligor, (ii) where no Default or Event of Default has occurred and is outstanding at the time of the consummation of the Capital Reorganization or would arise immediately thereafter and (iii) where a Pledged Entity is a party to a such Capital Reorganization, the Borrower delivers, or causes to deliver, forthwith after completion of the subject Capital Reorganization, the Shares of the surviving Obligor in pledge to the Administrative Agent together with a transfer power of attorney.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) where the Person resulting therefrom becomes bound, by contract or operation of law, by the terms of the Credit Documents to which each Obligor participating in the Corporate Reorganization is a party and delivers to the Administrative Agent a certificate confirming the foregoing; (ii) the Borrower provides prior written notice to the Administrative Agent of the Corporate Organization; and (iii) no Default or Event of Default has occurred and is outstanding at the time of such Corporate Reorganization or would arise immediately thereafter.

“Permitted Indebtedness” means any one or more of the following:

(a)

the Secured Obligations;

(b)

other Indebtedness whether arising under Capital Leases and Purchase Money Indebtedness, Hedging Agreements incurred in accordance with Section 11.2(h) or otherwise, provided that at any time the aggregate amount of such other Indebtedness does not exceed U.S.$10,000,000;

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(c)

limited recourse guarantees of obligations of a Non-Guaranteeing Subsidiary where recourse to the guarantor is limited to the Shares in the Non-Guaranteeing Subsidiary;

(d)

Indebtedness of SW Caymans in respect of the guarantee made or arranged by Société Générale in the amount of up to 500,000 Euros in favour of SW Caymans pursuant to a letter agreement dated January 19, 2005; and

(e)

Indebtedness owing by one Obligor to another provided, however, that the rights of the creditor Obligor under such Indebtedness is at all times subject to the Security Documents.

“Permitted Investments” means an Investment with respect to which:

(a)

such Investment is a Secured Asset or the Borrower has agreed in writing to deliver or cause to be delivered, promptly, after the completion of the Investment, such Security Documents as the Administrative Agent may require to create a Lien thereon;

(b)

the Debt Service Coverage Ratio, as most recently reported by the Borrower to the Administrative Agent pursuant to Section 11.1(a)(iii), is greater than or equal to 1.50:1; and

(c)

no Default or Event of Default exists at the time of such Investment and no Default or Event of Default would exist immediately after the implementation of such Investment.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Obligors:

(a)

Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)

the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

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(c)

Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d)

restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

(e)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)

the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(g)

security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of any Obligor, all in the ordinary course of business;

(h)

the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(i)

title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(j)

applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

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(k)

Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of an Obligor’s portion of the fees, costs and expenses attributable to the processing of such minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(l)

Liens to secure Permitted Indebtedness referred to in paragraph (b) thereof provided the aggregate amount of such Permitted Indebtedness does not, at any particular time, exceed U.S.$5,000,000;

(m)

Liens on 500,000 Euros deposited by SW Caymans (and accrued interest thereon) as security for the Indebtedness referred to in paragraph (d) of the definition of “Permitted Indebtedness”;

(n)

Liens granted pursuant to the Security Documents;

(o)

Liens on Shares of Non-Guaranteeing Subsidiaries that secure payment of Permitted Indebtedness;

[ edited text ]

(q)

the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Permitted Reorganization” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Pledged Entities” means those Subsidiaries or minority equity interests of the Obligors the Shares of which are pledged to the Administrative Agent pursuant to a Security Document.

“Pollutant” means any pollutant, as defined by EPA.

“PPSA” means the Personal Property Security Act (Ontario), as amended.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.6.

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“Pro Rata Share” (i) means, at any particular time with respect to a particular Lender and referable to a particular Credit Facility, the ratio of the Individual Commitment of such Lender with respect to such Credit Facility at such time to the aggregate of the Individual Commitments of all Lenders with respect to such Credit Facility at such time or (ii) means, at any particular time with respect to a particular Lender but not referable to a particular Credit Facility, the ratio of the aggregate of the Individual Commitments of such Lender with respect to all Credit Facilities at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to all Credit Facilities.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets (i) after any notice by the Administrative Agent to the Borrower pursuant to Section 13.1 declaring all indebtedness of the Borrower hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any of the Obligors (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, any of the Security Documents or Guarantees.  For greater certainty, prior to the Security becoming enforceable (x) insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or (y) cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization.

“Purchase Money Indebtedness” means Indebtedness assumed by any Obligor as part of, or issued or incurred by any Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.

“Receiver” means a receiver, receiver and manager or other person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Release” means a “discharge”, as such term is defined in the EPA.

“Rolling EBITDA” means for each Fiscal Quarter, the aggregate of (without duplication):

(a)

the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)

any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

Notwithstanding the foregoing, any EBITDA attributable to any Silver Purchase Contract which has been terminated shall be excluded in its entirety from the calculation of Rolling EBITDA.

 “Rolling Interest Expenses” means:

(a)

for the Fiscal Quarter ending September 30, 2007, Interest Expenses for such Fiscal Quarter multiplied by four;

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(b)

for the Fiscal Quarter ending December 31, 2007, the sum of Interest Expenses for such Fiscal Quarter and for the immediately preceding Fiscal Quarter multiplied by two;

(c)

for the Fiscal Quarter ending March 31, 2008, the sum of Interest Expenses for such Fiscal Quarter and for the two immediately preceding Fiscal Quarters multiplied by 4/3; and

(d)

for each Fiscal Quarter thereafter, the sum of Interest Expenses for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with generally accepted accounting principles on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition,

(a)

for the Fiscal Quarter during which such date occurs (the “Initial Fiscal Quarter”), EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter multiplied by a fraction the numerator of which is the number of days in the Initial Fiscal Quarter and the denominator of which is the number of days remaining in the Initial Fiscal Quarter following the completion of such Permitted Acquisition or other asset acquisition (such product, the “Initial Fiscal Quarter EBITDA”) multiplied by four;

(b)

for the first Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by two;

(c)

for the second Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by 4/3; and

(d)

for the third Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the two immediately preceding Fiscal Quarters and the Initial Fiscal Quarter EBITDA.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“RT Facility” means the reducing revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1(a).

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“RT Maturity Date” means July 20, 2014.

“San Luis” means San Luis, S.A. de C.V., a corporation incorporated under the laws of Mexico.

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Secured Assets” means the present and future property, assets and undertakings of the Obligors in which the Administrative Agent has been granted a Lien pursuant to the Security Documents.  For certainty, the Secured Assets shall exclude the Excluded Collateral.

“Secured Hedging Agreements” means any Hedging Agreement entered into from time to time by any Obligor with any Lender.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party.  For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” shall mean the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Obligors in favour of the Administrative Agent for the benefit of the Finance Parties in order to grant directly or indirectly to the Administrative Agent a Lien on the present and future personal property, assets and undertakings of the Obligors and to otherwise comply with Section 11.1(t) as continuing collateral security for the payment and performance of the Secured Obligations, such security documents to be in form and substance satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule J.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

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“Silver” means all refined or unrefined silver now owned or hereafter acquired by any Obligor.

“Silver Contract Payments” means all payments required to be made by the Obligors under the Silver Purchase Contracts.

“Silver Purchase Contracts” means the silver purchase contracts entered into from time to time by any Obligor including, without limitation, the Current Silver Contracts.

“Stratoni Silver Contract” means the silver purchase contract made as of April 23, 2007 between SW Caymans, Hellas Gold S.A. and European Goldfields Limited, as it may be amended, modified, supplemented or replaced in accordance with the provisions hereof.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

[ edited text ]

“SW Caymans” means Silver Wheaton (Caymans) Ltd., a company formed under the laws of the Cayman Islands and its successors and assigns.

[ edited text ]

“Tangible Net Worth” means, at any particular time, the amount of Equity (excluding, however, accumulated other comprehensive income, as determined in accordance with generally accepted accounting principles) at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower as goodwill and intangible assets (provided, however, that amounts attributable to the Silver Purchase Contracts shall not be so excluded).

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

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“Taxes” means all taxes, charges, fees, levies, imposts, rates, dues and assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including federal, state, provincial, municipal and foreign Official Bodies), and whether disputed or not.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments of all of the Lenders at such time.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis at such time.  The determination of Total Indebtedness for all purposes hereunder shall be determined exclusive of any Indebtedness of the Non-Guaranteeing Subsidiaries.

“Transaction Documents” means:

(a)

the Current Silver Contracts;

(b)

the Luismin Security Agreement; and

(c)

the unanimous shareholder agreement in respect of Penasquito to be entered into on or about July 24, 2007 [ edited text ] WCI (Penasquito) Limited and Mexicana Resources, Inc. and the corporate by-laws of Penasquito;

and “Transaction Document” means any of the Transaction Documents, each as may be amended, modified, supplemented or restated from time to time pursuant to the terms hereof.

“U.S.” and “United States” means the United States of America.

“Waste” means any waste, as defined by EPA.

“Wheaton Trading” means Wheaton Trading (Caymans) Ltd., a corporation incorporated under the laws of the Cayman Islands.

“Yauliyacu Silver Contract” means the Silver Purchase Contract dated March 23, 2006 between [ edited text ], Glencore International AG and SW Caymans, as the same may be amended, modified, supplemented or replaced from time to time in accordance with the terms hereof.

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“Zinkgruvan” means Zinkgruvan Mining AB, a corporation incorporated under the laws of Sweden.

“Zinkgruvan Silver Contract” means the Silver Purchase Contract dated as of December 8, 2004 between Zinkgruvan, SW Caymans and Lundin, as the same may be amended, modified, supplemented or replaced from time to time in accordance with the terms hereof.

1.2

Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3

Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4

Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5

Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6

Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 15.1, such service to become effective five Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

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1.7

Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8

Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9

Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10

Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time, in the case of a LIBOR Loan or Base Rate Canada Loan, the principal amount thereof.

1.11

Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12

Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

ARTICLE 2
CREDIT FACILITY

2.1

Establishment of Credit Facilities

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower:

(a)

a revolving term credit facility (the “RT Facility”) in the amount of U.S.$300,000,000; and

(b)

a non-revolving term credit facility (the “NRT Facility”) in the amount of U.S.$200,000,000,

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as each such amount may be reduced pursuant to Section 2.3.

2.2

Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under each Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under either Credit Facility shall not at any time exceed the Individual Commitment of such Lender with respect to such Credit Facility and further provided that the aggregate amount of credit outstanding under either Credit Facility shall not at any time exceed the amount of such Credit Facility.  All credit requested under either Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders.  Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under either Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under either Credit Facility.  The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under either Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under such Credit Facility.

2.3

Reduction of Credit Facilities

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce either Credit Facility in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given.  Immediately following the sole drawdown under the NRT Facility the amount of the NRT Facility shall be permanently reduced to the amount of the aforesaid sole drawdown (the “Initial NRT Amount”).  Said sole drawdown under the NRT Facility shall occur on or before the 90th day following satisfaction of the conditions precedent in Section 12.2 hereof, failing which the NRT Facility shall be terminated.  The amount of the NRT Facility will be permanently reduced with respect to each repayment or prepayment made in accordance with Section 9.1, 9.3 or 9.4.  The amount of the RT Facility will be permanently reduced with respect to each repayment or prepayment in accordance with Section 9.2 or 9.4.  Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the relevant Credit Facility.  Upon any reduction of a particular Credit Facility, the Individual Commitment of each Lender with respect to such Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of such Credit Facility.

2.4

Termination of Credit Facilities

(a)

A Credit Facility shall terminate upon the earliest to occur of:

(i)

the termination of such Credit Facility in accordance with Section 13.1;

(ii)

the date on which such Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

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(iii)

the relevant Maturity Date.

(b)

Upon the termination of either Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1

Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit from the Lenders under either Credit Facility through the Branch of Account by way of one or more Base Rate Canada Loans and LIBOR Loans.  Any extension of credit hereunder by way of Base Rate Canada Loans or LIBOR Loans shall be in a minimum amount of U.S.$1,000,000.

3.2

Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under either Credit Facility prior to 11:00 a.m. (Vancouver time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

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3.3

Failure of Lender to Fund Loan

If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the relevant Credit Facility as required (such Lender being herein called the “Defaulting Lender”) and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender.  If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower.  In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4

Timing of Credit Availments

No LIBOR Loan under either Credit Facility may have a maturity date later than the relevant Maturity Date.

3.5

Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance)

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which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternative Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

(a)

the right of the Borrower to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)

if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)

if any LIBOR Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of such LIBOR Loan; and

(d)

if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a LIBOR Loan at such time, be immediately converted to a LIBOR Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Canada Loan.

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3.6

Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 10:00 a.m. (Vancouver time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment.

3.7

Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.2 and 8.3 remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under a particular Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8

Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including, standby fees.  The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

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3.9

Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent prior to 10:00 a.m. (Vancouver time) on the third Banking Day prior to the date of any voluntary prepayment or the date of any drawdown, rollover or conversion.

3.10

Overdraft Loans

(a)

Subject to the following provisions of this Section, overdrafts arising from clearance of cheques or drafts drawn on the U.S. dollar or Canadian dollar accounts of the Borrower maintained with the Overdraft Lender, and designated by the Overdraft Lender for such purpose, shall be deemed to be outstanding as an extension of credit to the Borrower from the Overdraft Lender under the Credit Facility (each, an “Overdraft Loan”) as Base Rate Canada Loans (any overdraft in Canadian dollar accounts shall be deemed to be outstanding as a Base Rate Canada Loan in an amount equal to the U.S. Dollar Equivalent of the amount of such Canadian dollar amount).  For certainty, notwithstanding Section 4.1, no Drawdown Notice need be delivered by the Borrower in respect of Overdraft Loans.

(b)

Except as otherwise specifically provided herein, all references to Base Rate Canada Loans shall include Overdraft Loans.

(c)

Overdraft Loans shall be made by the Overdraft Lender alone, without assignment to, or participation by, the other Lenders.

(d)

The aggregate principal amount of the Overdraft Loans shall not at any time exceed U.S.$10,000,000.

(e)

If the Borrower shall request a drawdown under the RT Facility other than under this Section (a “Syndicated Drawdown”) and the Overdraft Lender’s Pro Rata Share of such Syndicated Drawdown would cause the Overdraft Lender’s Pro Rata Share of all Syndicated Loans (as hereinafter defined) together with the Overdraft Loans then outstanding to exceed the Overdraft Lender’s Individual Commitment, then the Borrower shall be deemed to have given a repayment notice notifying the Administrative Agent of a repayment of the Overdraft Loans to the extent of such excess (without any bonus or penalty being payable in respect thereof) and the Borrower shall make such repayment on the requested date of such Syndicated Drawdown.  For the purposes hereof “Syndicated Loans” means all credit outstanding under the RT Facility other than Overdraft Loans.

(f)

The Borrower may make repayments of Overdraft Loans (together with accrued interest thereon) by the deposit to the accounts referred to in Section 3.10(a) from time to time without penalty.

(g)

All interest payments and principal repayments of or in respect of Overdraft Loans shall be solely for the account of the Overdraft Lender.

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(h)

Notwithstanding anything to the contrary herein contained or contrary to the provisions of applicable law,

(i)

(A) if a Default occurs and is continuing or (B) if the Overdraft Lender so requires, and there are then outstanding any Overdraft Loans, then, effective on the day of notice to that effect to the other Lenders from the Overdraft Lender; or

(ii)

if any Overdraft Loan has remained outstanding for five consecutive Banking Days, then, effective on the next Banking Day,

the Borrower shall be deemed to have requested, and hereby requests, an extension of credit by way of drawdown of an amount of Base Rate Canada Loans sufficient to repay the Overdraft Loans and accrued and unpaid interest in respect thereof, and on the day of receipt of such notice, each of the other Lenders shall disburse to the Overdraft Lender its respective Pro Rata Share of such amounts and such amounts shall thereupon be deemed to have been advanced by the Lenders to the Borrower and to constitute Syndicated Loans (by way of Base Rate Canada Loans).  If a Lender does not disburse to the Overdraft Lender its respective Pro Rata Share of any amount under this Section then, for the purpose only of any distributions or payments to such Lenders (and not, for greater certainty, for purposes of any obligations of such Lenders, including those under Section 14.10), including any distribution or payment with respect to the Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Individual Commitment of such Lender shall be deemed to be nil and the Individual Commitment of the Overdraft Lender shall be increased by the Individual Commitment of such Lender until the amounts owed by the Borrower are outstanding to each lender in accordance with its Pro Rata Share determined without regard to this sentence.  If any amount disbursed by a Lender to the Overdraft Lender under this Section and deemed to have been advanced to the Borrower must be repaid by the Overdraft Lender or by such Lender to the Borrower then no reduction of the Overdraft Loans as contemplated above shall be deemed to have occurred, but the relevant Lenders shall purchase participations in the Overdraft Loans (without recourse to the Overdraft Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.

(i)

For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to advance their Pro Rata Share of an extension of credit by way of drawdown contemplated by Section 3.10(h) and to disburse to the Overdraft Lender their Pro Rata Shares of the Syndicated Loan referenced therein irrespective of:

(i)

whether a Default or Event of Default is then continuing or whether any other condition in Article 12 is met; and

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(ii)

whether the Borrower has in fact actually requested such extension of credit by way of drawdown (by delivery of a Drawdown Notice or otherwise).

ARTICLE 4
DRAWDOWNS

4.1

Drawdown Notice

Subject to the provisions hereof and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.9 and specifying:

(a)

the Credit Facility under which the credit is to be extended;

(b)

the date the credit is to be obtained;

(c)

whether the credit is to be obtained by way of Base Rate Canada Loan or LIBOR Loan;

(d)

in the case of any credit, the principal amount of the Loan;

(e)

if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period; and

(f)

the details of any irrevocable authorization and direction pursuant to Section 3.2.

Only a single drawdown shall be permitted under the NRT Credit Facility.

ARTICLE 5
ROLLOVERS

5.1

LIBOR Loans

Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

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5.2

Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule E hereto and shall specify:

(a)

the Credit Facility under which the rollover is to occur and the date of the rollover;

(b)

the maturity date of the maturing LIBOR Loan;

(c)

the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced; and

(d)

the Interest Period or Interest Periods of the replacement LIBOR Loans.

ARTICLE 6
CONVERSIONS

6.1

Converting Loan to Other Type of Loan

Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2

Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1, (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule F hereto and shall specify:

(a)

the Credit Facility under which the conversion is to take place;

(b)

the type of Loan to be converted;

(c)

the date on which the conversion is to take place;

(d)

the principal amount of the Loan or the portion thereof which is to be converted;

(e)

the type and amount of the Loan into which the outstanding Loan is to be converted; and

(f)

if an outstanding Loan is to be converted into a LIBOR Loan, the applicable Interest Period.

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6.3

Absence of Notice

Subject to Sections 3.5 in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the Borrower shall be automatically converted to a Base Rate Canada Loan as though a notice to such effect had been given in accordance with Section 6.2.

6.4

Conversion by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a LIBOR Loan, convert such LIBOR Loan into a Base Rate Canada Loan, as though a notice to such effect had been given in accordance with Section 6.2.

ARTICLE 7
INTEREST AND FEES

7.1

Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:

(a)

in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate; and

(b)

in the case of each LIBOR Loan, LIBOR plus the Applicable Rate.

7.2

Calculation and Payment of Interest

(a)

Interest on the outstanding principal amount from time to time of each Base Rate Canada Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365.

(b)

Accrued interest shall be paid,

(i)

in the case of interest on Base Rate Canada Loans, monthly in arrears on the 22nd day of each calendar month; and

(ii)

in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.

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7.3

General Interest Rules

(a)

For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.

(b)

Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)

If the Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Alternate Base Rate Canada plus 3% in the case of overdue amounts denominated in U.S. dollars.  Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4

Selection of Interest Periods

With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)

Interest Periods shall have a duration from one, two, three or six months or such other period as may be agreed (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being less than ten (10));

(b)

the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)

if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

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7.5

Standby Fee

Upon the first Banking Day of each Fiscal Quarter and upon the termination of the RT Facility, the Borrower shall pay in accordance with Section 3.6, to the Lenders, in arrears, a standby fee, calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available Credit during the most recently competed Fiscal Quarter, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the termination of the RT Facility.

7.6

Applicable Rate Adjustment

The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter.  If a new Applicable Rate becomes effective during the term of an outstanding LIBOR Loan, the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of interest with respect to such LIBOR Loan and notify the Borrower and the Lenders of such amounts.  Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be.  In the event of an underpayment, the Borrower shall, upon receipt of such notice, pay to the relevant Lenders in accordance with Section 3.6, the amount of such underpayment.  In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been fully applied.

ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1

Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2

Change of Circumstances

(a)

If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

(i)

prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at  the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

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(ii)

shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this agreement or reduces such Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Lender, the Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns.  Such Lender shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount.  Notwithstanding this Section 8.2(a), the Borrower shall not be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 60 days before receipt by the Borrower of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

(b)

Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

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8.3

Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a) (the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitments and obligations under all of the Credit Facilities and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to all of the Credit Facilities (but in no event shall any other Lender or the Administrative Agent be obliged to do so).  If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the all of the Credit Facilities and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to all of the Credit Facilities shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders under each relevant Credit Facility) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under all of the Credit Facilities and rights and obligations under each of the other Credit Documents to the extent they relate to all of the Credit Facilities on a date mutually acceptable to the Assenting Lenders and the Borrower.  On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any obligations hereunder.  Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitments of such Assenting Lender by the amount of such assumption.

8.4

Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan as a result of:

(a)

the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

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(b)

the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).

8.5

Indemnity for Transactional and Environmental Liability

(a)

The Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or willful misconduct.

(b)

Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or willful misconduct.

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(c)

All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement.  The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(d)

The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)

If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

(f)

The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(f).

8.6

Gross-Up for Taxes

(a)

Any and all payments made by the Borrower under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body.  If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, the Borrower shall:

(i)

promptly notify the Administrative Agent of such requirement;

(ii)

pay to the Administrative Agent or such Lender, as the case may be, in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

(iii)

make such deduction or withholding;

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(iv)

pay to the relevant Official Body in accordance with applicable law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Administrative Agent or such Lender under this Section 8.6(a)), within the time period required by applicable law; and

(v)

as promptly as possible thereafter, forward to the Administrative Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Lender, evidencing such payment to such Official Body.

(b)

If the Administrative Agent or any Lender is subject to Taxes under Part XIII of the Tax Act (or any successor part) in respect of any Payment made by the Borrower but such Taxes are not levied by way of deduction or withholding (all such Taxes being “Non-Withheld Part XIII Taxes”), the Borrower shall pay to the Administrative Agent or such Lender, as the case may be, at the time the Borrower makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by the Administrative Agent or such Lender, as the case may be, is equal to the Payment plus the amount of Non-Withheld Part XIII Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 8.6(b).

(c)

In the case of a Lender that is a non-resident of Canada for the purposes of the Tax Act, Sections 8.6(a) and (b) shall apply only if such Lender has acquired its interest under the Credit Documents with the prior written consent of the Borrower or pursuant to an Assignment After Default.

(d)

The Borrower hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes, including Non-Withheld Part XIII Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Lender, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

(i)

remit to the Administrative Agent or such Lender the documentation referred to in Section 8.6(a)(v);

(ii)

pay any Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6); or

(iii)

pay to the Administrative Agent or applicable Lender any Non-Withheld Part XIII Taxes in accordance with Section 8.6(b),

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whether or not such Taxes were correctly or legally assessed.  The Administrative Agent or any Lender who pays any Taxes (other than Non-Withheld Part XIII Taxes), and the Administrative Agent or any Lender who pays any Non-Withheld Part XIII Taxes in excess of the amount (if any) paid by the Borrower on account thereof under Section 8.6(b), shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6.  Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(e)

If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the relevant Lender or the Administrative Agent, as applicable, shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(f)

If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Taxes giving rise to such payment made by the Borrower, then the Lender or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or such Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible. The Borrower, upon the request of the Administrative Agent or any Lender, agrees to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to the Borrower that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Lender or the Administrative Agent, as the case may be, as a result of or related to such payment to such Official Body.  Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit.  Neither the Lender nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(f) or any other provision of this Section 8.6.

(g)

The Borrower also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or such Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

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(h)

Any Lender that is entitled to an exemption from or reduction of withholding tax or Non-Withheld Part XIII Taxes under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Non-Withheld Part XIII Taxes.  In addition, (i) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Business Days thereof notify the Borrower and the Administrative Agent in writing. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(h) that such Lender is not legally able to deliver.

(i)

Additional amounts payable under Section 8.6(a) and Non-Withheld Part XIII Taxes payable under Section 8.6(b) have the same character as the Payments to which they relate.  For greater certainty, for example, additional amounts payable under Section 8.6(a) or Non-Withheld Part XIII Taxes payable under Section 8.6(b), in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document.  All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(j)

The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

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ARTICLE 9
REPAYMENTS AND PREPAYMENTS

9.1

Repayments under NRT Facility

The Borrower shall repay to the Lenders in full the outstanding credit under the NRT Facility in twenty eight consecutive instalments, such instalments being due and payable as set forth below:

Date of Receipt	Amount of Receipt
October 24, 2007	3.57% of Initial NRT Amount
January 24, 2008	3.57% of Initial NRT Amount
April 24, 2008	3.57% of Initial NRT Amount
July 24, 2008	3.57% of Initial NRT Amount
October 24, 2008	3.57% of Initial NRT Amount
January 24, 2009	3.57% of Initial NRT Amount
April 24, 2009	3.57% of Initial NRT Amount
July 24, 2009	3.57% of Initial NRT Amount
October 24, 2009	3.57% of Initial NRT Amount
January 24, 2010	3.57% of Initial NRT Amount
April 24, 2010	3.57% of Initial NRT Amount
July 24, 2010	3.57% of Initial NRT Amount
October 24, 2010	3.57% of Initial NRT Amount
January 24, 2011	3.57% of Initial NRT Amount
April 24, 2011	3.57% of Initial NRT Amount
July 24, 2011	3.57% of Initial NRT Amount
October 24, 2011	3.57% of Initial NRT Amount
January 24, 2012	3.57% of Initial NRT Amount
April 24, 2012	3.57% of Initial NRT Amount
July 24, 2012	3.57% of Initial NRT Amount
October 24, 2012	3.57% of Initial NRT Amount
January 24, 2013	3.57% of Initial NRT Amount
April 24, 2013	3.57% of Initial NRT Amount
July 24, 2013	3.57% of Initial NRT Amount
October 24, 2013	3.57% of Initial NRT Amount

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Date of Receipt	Amount of Receipt
January 24, 2014	3.57% of Initial NRT Amount
April 24, 2014	3.57% of Initial NRT Amount
July 20, 2014	3.61% of Initial NRT Amount

On the NRT Maturity Date, the Borrower shall also pay to the Lenders the balance of the Initial RT Amount remaining outstanding together with all accrued and unpaid interest on the NRT Facility and all accrued and unpaid fees with respect thereto.

9.2

Repayments under RT Facility

On the RT Maturity Date, the Borrower shall repay to the Lenders the full amount of the credit outstanding under the RT Facility together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

9.3

Voluntary Prepayments under Credit Facilities

Subject to Section 9.6, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under either Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment.  Prepayments under the RT Facility pursuant to this Section 9.3 may not be reborrowed unless used to finance a Permitted Acquisition or a Permitted Investment.  Prepayments under the NRT Facility pursuant to this Section 9.3 shall be applied pro rata against the remaining instalments of the NRT Facility and may not be reborrowed.

9.4

NRT Facility/RT Facility Mandatory Prepayments

(a)

If any Silver Purchase Contract is terminated, the Borrower shall prepay outstanding credit under the NRT Facility in an amount, and at the time, of each payment (including, without limitation, payments with respect to insurance or termination) received by any Obligor under such Silver Purchase Contract.

(b)

The Borrower shall prepay outstanding credit under the NRT Facility at the time of, and by an amount equal to, any payment by Goldcorp or Penasquito to the Borrower under the Penasquito Silver Contract.

(c)

All amounts prepaid pursuant to this Section 9.4 shall be applied firstly to the NRT Facility until it is repaid in full and secondly to the RT Facility.  Each prepayment which is applied to the NRT Facility shall be applied pro rata against the remaining instalments of the NRT Facility.  Any prepayments made under either Credit Facility pursuant to this Section 9.4 may not be reborrowed.  To the extent that any prepayment under this section would require (x) the Borrower to prepay any LIBOR Loan prior to the expiration of the Interest Period applying thereto, (y) such prepayment, if made immediately, would result in a loss, cost or expense as a result of terminating a LIBOR contract and

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(z) the expiration of such Interest Period is within 30 days of the date on which the applicable mandatory prepayment was due, the Borrower may elect to make such prepayment at the end of such Interest Period.  For certainty, where the expiration of an Interest Period occurs more than 30 days after the date on which the applicable mandatory prepayment was due, the Borrower shall make such applicable mandatory prepayment when due and the provisions of Section 8.4 shall apply thereto.

9.5

RT Facility Mandatory Prepayments

The Borrower shall prepay outstanding credit under the RT Facility, within 61 days after the end of each Fiscal Quarter, in an amount equal to 90% of the increase in Cash (after accounting for any mandatory prepayment made in the current Fiscal Quarter with respect to a mandatory prepayment triggered in the previous Fiscal Quarter pursuant to Sections 9.4(c) or 9.5) reported on the Borrower’s consolidated financial statements delivered to the Administrative Agent pursuant to Section 11.1(a)(ii) from the last quarterly financial statements so delivered.  Any prepayments made pursuant to this Section 9.5 may not be reborrowed unless such proceeds are utilized to finance a Permitted Acquisition or a Permitted Investment.  To the extent that any prepayment under this section would require (x) the Borrower to prepay any LIBOR Loan prior to the expiration of the Interest Period applying thereto, (y) such prepayment, if made immediately, would result in a loss, cost or expense as a result of terminating a LIBOR contract and (z) the expiration of such Interest Period is within 30 days of the date on which the applicable mandatory prepayment was due, the Borrower may elect to make such prepayment at the end of such Interest Period.  For certainty, where the expiration of an Interest Period occurs more than 30 days after the date on which the applicable mandatory prepayment was due, the Borrower shall make such applicable mandatory prepayment when due and the provisions of Section 8.4 shall apply thereto.

9.6

Prepayment Notice

The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.3.  Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.9 and shall specify:

(a)

the Credit Facility under which the prepayment is to be made;

(b)

the date on which the prepayment is to take place; and

(c)

the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.7

Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

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ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1

Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Lenders to extend credit hereunder, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Lenders and the Administrative Agent are relying upon such representations and warranties in entering into this agreement and in extending credit hereunder:

(a)

Status and Power of Obligors.  Each Obligor is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation.  Each Obligor is duly qualified, registered or licensed in all jurisdictions where the failure to do so would reasonably be expected to have a Material Adverse Effect.  Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted.  Each Obligor has all requisite corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which is a party.

(b)

Authorization and Enforcement.  All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party.  Each Obligor has duly executed and delivered the Credit Documents to which it is a party.  The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.  The Transaction Documents are legal, valid and binding obligations of each party thereto (other than any Obligor which is a party thereto), enforceable by each such Obligor against each such other party in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

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(c)

Compliance with Other Instruments.  The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement (including, without limitation, the Current Silver Contracts), lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor  benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than such consents as have been obtained and are in effect.

(d)

Financial Statements.  The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements.  The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Borrower throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower, the Borrower does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)

Litigation.  There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)

Title to Assets.  Each Obligor has good title to all of its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)

Conduct of Business.  No Obligor is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) which could reasonably be expected to have a Material Adverse Effect.  Each Obligor holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

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(h)

Outstanding Defaults.  No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Obligor is a party or to which its property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i)

Solvency Proceedings.  No Obligor has:

(i)

admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)

in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)

made an assignment for the benefit of its creditors;

(iv)

consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)

filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or

(vi)

been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Obligor with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)

Tax Returns and Taxes.  Each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)

Expropriation.  There is no present or threatened (in writing) expropriation of the property or assets of any Obligor, which expropriation could reasonably be expected to have a Material Adverse Effect.

(l)

Environmental Compliance.

(i)

All facilities and property (including underlying groundwater) owned, leased, used or operated by any Obligor have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

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(ii)

There are no pending or threatened (in writing)

(A)

claims, complaints, notices or requests for information received by any Obligor with respect to any alleged violation of any Environmental Law which, if proved, could reasonably be expected to have a Material Adverse Effect;

(B)

complaints, notices or inquiries to any Obligor regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(iii)

There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Obligor that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

(iv)

Each Obligor has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v)

No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Obligor which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.

(m)

Subsidiaries.  There are no Subsidiaries of the Borrower other than the Non-Guaranteeing Subsidiary and Guarantors in existence at the date hereof and those Subsidiaries which are or will hereafter identified in compliance certificates delivered to the Administrative Agent pursuant to Section 11.1(a)(iii).  No Obligor is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Obligor arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.

(n)

Corporate Structure.  As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(a)(v), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Borrower and all of its Subsidiaries and evidences intercorporate share ownership.

(o)

Assets Insured.  The property and assets of each Obligor are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Obligor insured thereunder of the full amount of any material insured loss.

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(p)

Locations of Tangible Personal Property and Books and Records re: Current Silver Contracts.  All Silver is now and will be located at, or in transit to, refineries, smelters or customers that the Obligors from time to time deal with in the ordinary course of their business or at such other locations as reported or to be reported to the Administrative Agent in accordance with Section 11.1(i).  Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(i), the addresses of all locations of the Secured Assets (other than Silver) of each Obligor including all books and records relating to the Current Silver Contracts are as set out in Schedule I hereto and at the date hereof the aggregate fair market value of the real property and equipment of the Obligors does not exceed U.S.$5,000,000.

(q)

Consents, Approvals, etc.  No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments are required to be entered into by any Person, to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of such Security.

(r)

Capital of Pledged Subsidiaries.  As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(i), Schedule K sets out (A) the authorized and issued capital of each Pledged Subsidiary, all of which issued shares have been issued and are outstanding as fully paid and non-assessable and (B) the owner of record of all such issued shares.  There are no outstanding warrants, options or other agreements which require or may require the issuance of any shares of any Pledged Subsidiary or the issuance of any debt or securities convertible into shares of any Pledged Subsidiary, there are no outstanding debt or securities convertible into shares of any Pledged Subsidiary and there are no shares of any Pledged Subsidiary allotted for such issued shares.

(s)

French Form of Corporate Name.  Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(i), there is no French form of the corporate name of any Obligor.

(t)

Principal Places of Business; Jurisdictions of Incorporation.  Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(i), the only place of business, or if an Obligor has more than one place of business, the principal place of business of each Obligor (for the purposes of the PPSA or any similar law of any other jurisdiction) and the jurisdiction of incorporation of each Obligor is as set out in Schedule L hereto.

(u)

No Omissions.  None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

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10.2

Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement until all credit outstanding hereunder has been repaid in full and the Credit Facilities have been terminated, notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or any of the Lenders.

ARTICLE 11
COVENANTS

11.1

Affirmative Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facilities have been terminated, and unless waived in writing in accordance with Section 14.14:

(a)

Financial Reporting.  The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Administrative Agent):

(i)

within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year and the auditors’ report thereon in form and substance satisfactory to the Administrative Agent;

(ii)

within 60 days after the end of each Fiscal Quarter, copies of the unaudited consolidated financial statements of the Borrower in form and substance satisfactory to the Administrative Agent;

(iii)

concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower;

(iv)

at least 90 days after the end of each Fiscal Year, a revised cash flow model; and

(v)

such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time, including, any information that may be reasonably requested in respect of any Permitted Acquisition.

(b)

Copies of Public Filings.  The Borrower shall, upon request, furnish the Administrative Agent with copies of all documents which are filed by any Obligor with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.

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(c)

Use of Proceeds.  The Borrower shall apply all of the proceeds of the NRT Facility towards (i) repayment of all Indebtedness of the Borrower under the Existing Credit Agreement or (ii) Investments in the Guarantors who shall in turn apply the proceeds of such Investments towards the payment of the subscription fee under the Penasquito Silver Contract.  The Borrower shall employ the proceeds of the RT Facility for Permitted Acquisitions, Permitted Investments and up to a maximum of U.S.$10,000,000, either by way of Base Rate Loans, Libor Loans or Overdraft Loans, for general corporate purposes.  Notwithstanding the foregoing, the Pro Rata Share of proceeds under either Credit Facility which are attributable to Export Development Canada shall be applied solely for Investments in Guarantors who are non-residents of Canada for the purposes of the Tax Act and such Guarantors shall in turn employ such proceeds for Permitted Acquisitions or Permitted Investments.

(d)

Insurance.  The Borrower shall, and shall cause each Guarantor to, insure and keep insured, with insurers, for risks, in amounts and otherwise upon terms (including, without limitation, the undertaking of the insurer to give the Administrative Agent 30 days’ written notice of the cancellation of the policy) satisfactory to the Administrative Agent acting reasonably, all of the Secured Assets, with the Administrative Agent, for and on behalf of the Finance Parties, named as loss payee and additional insured as their interest may appear with respect to all property, boiler and machinery insurance.  The Borrower shall deliver to the Administrative Agent certificates of insurance (Accord form or equivalent) or if required certified copies of all of the insurance policies, riders and endorsements relating to the aforesaid insurance. The covenants contained in this Section 11.1(d) shall, without duplication, be in addition to any covenants relating to insurance which are contained in any of the Security Documents.  The Borrower shall promptly notify the Administrative Agent of any material loss, damage, or destruction to the Secured Assets or arising from their use, whether or not covered by insurance.  In the absence of any Default or Event of Default, and provided that the aggregate amount of such proceeds does not exceed U.S.$5,000,000, or such proceeds exceed U.S.$5,000,000 but the Borrower has promptly provided to the Administrative Agent a detailed report on the proposed uses of such proceeds, the Borrower shall have the right to determine whether, and to what extent, such insurance proceeds shall be used for repair or replacement.  If, however, any Default or Event of Default shall be continuing, or the aggregate amount of such insurance proceeds exceeds U.S.$5,000,000 and the Borrower has not promptly provided to the Administrative Agent a detailed report on the proposed uses of such proceeds, the Majority Lenders may determine, in their sole discretion, whether the proceeds shall be used for repair or replacement.  If neither an Event of Default nor a Default exists, and aggregate proceeds of such insurance do not exceed U.S.$5,000,000 or such proceeds exceed U.S.$5,000,000 but the Borrower has promptly provided to the Administrative Agent a detailed report on the proposed uses of such proceeds, the Borrower or any other Obligor, as the case may be, may negotiate a settlement regarding such proceeds with the insurance company and the Administrative Agent shall forward such proceeds to the Borrower or the relevant Guarantor, as the case may be.

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If, however, an Event of Default or a Default exists, or the aggregate amount of insurance proceeds exceeds U.S.$5,000,000 and the Borrower has not promptly provided to the Administrative Agent a detailed report on the proposed uses of such proceeds, the Administrative Agent shall collect such insurance proceeds directly and no Obligor shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent.  At any time on or after the Enforcement Date, such insurance proceeds shall be treated as Proceeds of Realization and applied as provided herein.

(e)

Access to Senior Financial Officers.  Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Obligor to, make available its senior financial officers to answer questions concerning such Obligor’s business and affairs.

(f)

Reimbursement of Expenses.  The Borrower shall, or shall cause the Guarantors to, (i) reimburse the Administrative Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable fees, disbursements and other charges of an independent engineer and one primary counsel and any local or special counsel to the Administrative Agent in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and (ii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.

(g)

Notice re: Expropriation or Condemnation, Title Issues or Silver Purchase Contracts.  The Borrower shall promptly notify the Administrative Agent of:

(i)

the commencement or the written threat of any expropriation or condemnation of any of the Secured Assets or of the institution of any proceedings related thereto; and

(ii)

any notice of termination or default, or any written threat of any termination or default, of any Silver Purchase Contract.

(h)

Inspection of Assets and Operations.  The Borrower shall, and shall cause each Guarantor to, permit representatives of the Administrative Agent from time to time and representatives of the Lenders (but no more than once in any particular Fiscal Year with respect to any particular Lender) to inspect the Secured Assets and for that purpose to enter on any property which is owned and controlled by any Obligor and where any of the Secured Assets may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice.

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(i)

Change of Name, Office or Other Information.  The Borrower shall notify the Administrative Agent in writing promptly of any change in (i) the corporate name of any Obligor, (ii) the jurisdiction of incorporation of any Obligor or (iii) the location of the Secured Assets (including, for certainty, all Silver and all books and records relating to the Current Silver Contracts).

(j)

Corporate Existence.  Except as permitted by way of any Permitted Reorganization, the Borrower shall, and shall cause each Guarantor to, maintain its corporate existence in good standing.  The Borrower shall, and shall cause each Guarantor to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

(k)

Conduct of Business.  The Borrower shall, and shall cause each Guarantor to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect.  The Borrower shall, and shall cause each Guarantor to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where such non-performance could reasonably be expected to have a Material Adverse Effect.  The Borrower shall, and shall cause each Guarantor to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(l)

Taxes.  The Borrower shall pay, and shall cause each Guarantor to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles while forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest.

(m)

Notice of Litigation.  The Borrower shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) commenced or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

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(n)

Environmental Matters.  The Borrower shall, and shall cause each Guarantor to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect, and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(n).

(o)

Debt Service Coverage Ratio.  The Borrower shall at all times maintain the Debt Service Coverage Ratio to be greater than or equal to 1.25:1.

(p)

Leverage Ratio.  The Borrower shall maintain the Leverage Ratio (which shall be measured at each Fiscal Quarter end) at less than or equal to

(i)

5.00:1.00 for the Fiscal Quarters ending September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008;

(ii)

4.00:1.00 for each Fiscal Quarter ending September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009; and

(iii)

3.50:1.00 for each Fiscal Quarter thereafter.

(q)

Tangible Net Worth.  The Borrower shall, at all times, maintain Tangible Net Worth in an amount greater than the aggregate of:

(i)

80% of Tangible Net Worth as at June 30, 2007; and

(ii)

the aggregate of 50% of Net Income for each Fiscal Quarter after the Fiscal Quarter ending June 30, 2007;

and, for the purposes of this covenant, (x) if Net Income for any Fiscal Quarter is a negative amount, it shall be deemed to be equal to zero and (y) Net Income shall be calculated for the Borrower on a consolidated basis.

(r)

Books and Records.  The Borrower shall, and shall cause each Guarantor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours.

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(s)

Notice of Default or Event of Default.  Upon the occurrence of either a Default or an Event of Default of which the Borrower is aware, the Borrower shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, such Obligor’s assessment of the duration and effect thereof and the action which the relevant Obligor proposes to take with respect thereto.

(t)

Additional Guarantors.  Upon the direct or indirect formation or acquisition by the Borrower of a Subsidiary unless such Subsidiary (x) is permitted to be designated as a Non-Guaranteeing Subsidiary pursuant to the terms hereof and (y) is in fact designated in writing as such by the Borrower:

(i)

the Borrower shall forthwith cause such Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee;

(ii)

the Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)

a duly certified copy of the articles of incorporation or similar documents and by-laws of such Subsidiary;

(B)

a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated;

(C)

a duly certified copy of the resolution of the board of directors of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of such Subsidiary) of such Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(D)

a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Guarantee to which such Subsidiary is a signatory;

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(E)

share certificates representing all of the issued and outstanding such Subsidiary, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

(F)

an opinion of such Subsidiary’s counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Guarantee by virtue of its execution of the Guarantee in the jurisdiction of incorporation of such Subsidiary and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

(G)

an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with such Subsidiary (including, without limitation, the legality, validity and binding nature of the obligations of such Subsidiary under, and the enforceability against such Subsidiary of, the Credit Documents which are governed by the laws of the Province of Ontario);

(iii)

the Borrower shall forthwith cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the shares of such Subsidiary;

(iv)

the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(v)

all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to, and to the extent contemplated by, Section 11.1(t)(iii) and to ensure the perfection and the intended first-ranking priority of such Security subject to Permitted Liens;

whereupon such Subsidiary shall become an Additional Guarantor for all purposes of this agreement.

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(u)

Additional Security.  In the event that, at any particular time, the aggregate fair market value of the real property and equipment of the Obligors at such time exceeds U.S.$5,000,000, the Borrower shall promptly give written notice thereof to the Administrative Agent and shall, and shall cause each of the other Obligors to, execute all such Security Documents and do all such other things which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to grant the Administrative Agent a first ranking Security in all such real property and equipment subject only to Permitted Liens.

(v)

Silver Purchase Contracts.  No Silver Purchase Contract entered into after the date hereof shall contain any early termination right of a counter-party thereto triggered by a bankruptcy or insolvency event of an Obligor.

(w)

Punctual Payment.  The Borrower will duly and punctually pay all amounts due under this Agreement and the other Credit Documents at the dates and places, in the currencies and in the manner provided in this Agreement and any other Credit Documents.

(x)

Penasquito Deliveries.  On or before the fifth Banking Day following the initial drawdown under this Agreement, the Borrower shall deliver, or cause to be delivered, to the Administrative Agent (i) true certified copies of the unanimous shareholder agreement in respect of Penasquito to be entered into on or about July 24, 2007 by [ edited text ] Penasquito, WCI (Penasquito) Limited and Mexicana Resources, Inc. and the corporate by-laws of Penasquito, the Penasquito Silver Contract and the [ edited text ] (ii) consents and acknowledgements with respect to the foregoing in form and substance satisfactory to the Administrative Agent, (iii) the Security Document referenced in Section I, paragraph 5 of Schedule J to this Agreement together with a legal opinion thereon from [ edited text ] counsel in form and substance satisfactory to the Administrative Agent and (iv) the Shares of Penasquito (endorsed in blank or accompanied by an executed transfer power of attorney) to be issued to [ edited text ] to the Penasquito Silver Contract.

11.2

Restrictive Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facilities have been terminated, and unless waived in writing in accordance with Section 14.14:

(a)

Liens.  The Borrower shall not, and shall not permit or suffer any Guarantor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)

Corporate Existence.  Other than in connection with any Permitted Reorganization, the Borrower shall not, and shall not permit or suffer any Guarantor to, take part in any amalgamation, merger, dissolution, winding-up, corporate reorganization, capital reorganization or similar proceeding or arrangement.

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(c)

Disposition of Assets.  The Borrower shall not, and shall not suffer or permit any Guarantor to, sell or otherwise dispose of (including, for certainty, by way of any sale and leaseback transaction) any of the Secured Assets, or grant to any Person the right to acquire any of the Secured Assets other than:

(i)

the Obligors may make sales of inventory in the ordinary course of business;

(ii)

the Obligors may, in the ordinary course of business, sell equipment which is uneconomic or obsolete to the business;

(iii)

dispositions from one Obligor to another pursuant to a Permitted Reorganization; and

(iv)

the Obligors may sell or dispose of any Floating Charge Collateral, free and clear of the Security, at any time that no Default or Event of Default has occurred and is outstanding or would occur and be outstanding immediately thereafter.

provided in each of the foregoing the proceeds therefrom (other than any Excluded Collateral referred to in paragraph (c) of the definition thereof) are subject to a Lien in favour of the Administrative Agent pursuant to the Security Documents.  For certainty, the Borrower shall not, and shall not suffer any Guarantor to, sell or otherwise dispose of any Shares of another Obligor, other than pursuant to a Permitted Reorganization, or dispose or assign any right, title, benefit or interest in, to or under any Transaction Document, other than pursuant to a Permitted Reorganization.

(d)

Distributions.  The Borrower shall not, and shall not suffer or permit any other Obligor to, make any Distribution (except to an Obligor, directly or indirectly) (x) if a Default has occurred and is continuing at the time of making any such Distribution, (y) if a Default would arise immediately after the making of any such Distribution or (z) unless the Debt Service Coverage Ratio would be at least 1.50 to 1 immediately after the making of such Distribution.

(e)

Indebtedness.  The Borrower shall not, and shall not suffer or permit any Guarantor to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(f)

Acquisitions.  The Borrower shall not, and shall not suffer or permit any Guarantor to, make any Acquisitions other than Permitted Acquisitions.

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(g)

Investments.  The Borrower shall not, and shall not permit any Guarantor to, make any Investments, except:

(i)

extensions of trade credit and asset purchases in the ordinary course of business;

(ii)

Investments in any Obligor;

(iii)

Permitted Investments; and

(iv)

Excluded Investments.

(h)

Risk Management.  The Borrower shall not, and shall not suffer or permit any Guarantor to, enter into any Hedging Agreement for speculative purposes or on a cash margined basis or secured basis (other than the Secured Hedging Agreements).  The Borrower shall not, and shall not suffer or permit any Guarantor to, enter into Hedging Agreements which create, in the aggregate, matured or contingent obligations to deliver in excess of 75% of scheduled silver deliveries to the Obligors in any future twelve month period.

(i)

Amendments.  The Borrower shall not, and shall not suffer or permit any Guarantor to, enter into any amendment or modification of, or grant any waiver or consent under, any of the Transaction Documents to which it is a party that would be adverse in any material respect to an Obligor.  The Borrower shall, or shall cause any relevant Guarantor to, forthwith provide to the Administrative Agent a copy of any written amendment, modification, waiver or consent to any Transaction Document.

(j)

Change in Business.  The Borrower shall not, and shall not suffer or permit any Guarantor to, discontinue its business or any material part thereof or carry on any business other than the purchase and sale of silver and the acquisition, development, ownership and operation of silver mines, together with, in each case, other matters reasonably ancillary thereto.  Notwithstanding the foregoing, [ edited text ] shall not engage in any business or own any assets other than in connection with, or ancillary to, Silver Purchase Contracts.

(k)

Non-Guaranteeing Subsidiaries.  The Borrower shall not suffer or permit any Non-Guaranteeing Subsidiary to enter into a Silver Purchase Contract.

11.3

Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of an Obligor under this agreement which such Obligor fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent.  Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

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ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1

Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)

the Borrower shall have complied with the requirements of Article 4, 5 or 6, as the case may be, in respect of the relevant credit;

(b)

no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)

the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date; and

(d)

the Credit Facilities have not been terminated pursuant to Section 2.4.

12.2

Conditions Precedent to Initial Extension of Credit.  The obligations of the Lenders to extend credit by way of the initial drawdown under the Credit Facilities is subject to the fulfilment, on or prior to July 24, 2007 of the following conditions precedent at the time, or immediately following, such extension of credit:

(a)

the conditions precedent set forth in Section 12.1 have been fulfilled;

(b)

all outstanding Indebtedness of the Borrower under the Existing Credit Agreement shall have been repaid in full or arrangements satisfactory to the Administrative Agent in its sole and absolute discretion, shall have been made for the repayment of such Indebtedness concurrent with the initial drawdown hereunder;

(c)

the Obligors have duly executed and delivered to the Administrative Agent this Agreement, the Guarantees and the Security Documents, each in form and substance satisfactory to the Administrative Agent;

(d)

the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)

a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of each Obligor;

(ii)

a certificate of status or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated;

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(iii)

a duly certified copy of the resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under each Credit Documents to which such Obligor is a signatory and, in the case of each Guarantor, authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the Security therein constituted by the relevant Security Documents;

(iv)

a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory;

(v)

a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the initial extension of credit under the Credit Facilities;

(vi)

a certified copy of each Transaction Document;

(vii)

share certificates representing (i) all of the issued and outstanding shares of each Guarantor and (ii) all of the shares in the capital of Penasquito issued to [ edited text ] duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney; and

(viii)

insurance binders, certificates of insurance and statements of coverage with respect to the insurance referenced to in Section 11.1(d);

(e)

the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent and the Lenders:

(i)

an opinion of counsel to each Obligor, addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Obligor is a party in the jurisdiction of incorporation of such Obligor and in the Province of Ontario and such other matters as the Lenders may reasonably request; and

(ii)

an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Lenders in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of each Obligor under, and the enforceability against such Obligor of, the Credit Documents which are governed by the laws of the Province of Ontario);

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(f)

there has not occurred a Material Adverse Change since December 31, 2006;

(g)

completion by the Lenders, to their satisfaction, in their sole and absolute discretion, of due diligence with respect to the Obligors.  Such due diligence shall include, without limitation, a review of all matters in connection with the Penasquito Silver Contract [ edited text ] including, without limitation, any counterparty thereto as well as the terms and conditions thereof, all as may be deemed necessary or desirable by the Administrative Agent in its sole and absolute discretion;

(h)

the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(i)

all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments (including consents and acknowledgements from each party to each Current Silver Contract, if necessary, in each case other than the Obligors) to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended first-ranking priority of such security;

(j)

all current account documentation required by the Administrative Agent has been executed and delivered by the Obligors; and

(k)

the Borrower shall have paid to the Administrative Agent and the Lenders all fees and expenses required to be paid pursuant to the Credit Documents on or before the initial extension of credit under the Credit Facilities.

12.3

Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any other extension of credit.

ARTICLE 13
DEFAULT AND REMEDIES

13.1

Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

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(a)

the breach by the Borrower of the provisions of any of Section 9.1 or 9.2;

(b)

the failure of any Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to any of Section 9.1 or 9.2) within five Banking Days after the payment is due;

(c)

the breach or failure of due performance by the Borrower of Sections 11.1(o), (p) or (q);

(d)

the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding-up of such Obligor or for the suspension of operations of such Obligor (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement or proceedings relating to a Permitted Reorganization);

(e)

if any Obligor ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(f)

if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect when made or furnished and continues to be incorrect for thirty days after the Administrative Agent has given the Borrower notice thereof;

(g)

if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least U.S.$5,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(h)

the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for ten Banking Days after the Administrative Agent has given the Borrower notice of such breach or failure;

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(i)

if one or more encumbrancers, liens or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least U.S.$5,000,000;

(j)

if an event of default under any one or more agreements, indentures or instruments, under which any Obligor has outstanding Indebtedness in an amount of at least U.S.$5,000,000 or under which another Person has outstanding Indebtedness in an amount of at least U.S.$5,000,000 which is guaranteed by any Obligor, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by any Obligor in an amount of at least U.S.$5,000,000 which is payable on demand is not paid on demand;

(k)

any Person (other than Goldcorp) or group of Persons acting jointly and in concert acquires Control of the Borrower and such change of Control has not been consented to by the Majority Lenders;

(l)

any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Credit Document;

(m)

a Material Adverse Change occurs;

(n)

notwithstanding any other provision of this Credit Agreement (including, for certainty, Section 9.4 hereof), the termination or cancellation, or notice of termination or cancellation, of the Luismin Silver Contract, [ edited text ] or the Penasquito Silver Contract; or

(o)

in respect of the Penasquito Project,

(i)

failure of its sulphide processing circuit to operate at a minimum of 30,000 tonnes per day on or before July 30, 2011; or

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(ii)

failure of its sulphide processing circuit to operate at a minimum of 60,000 tonnes per day on or before June 1, 2014;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facilities (provided, however, that the Credit Facilities shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).

13.2

Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.3

Set-Off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Credit Documents.

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ARTICLE 14
THE ADMINISTRATIVE AGENT

14.1

Appointment and Authorization of Administrative Agent

Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2

Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3

Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4

Documents

The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5

Administrative Agent as Lender

With respect to those portions of the Credit Facilities made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Administrative Agent.  The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its Affiliates and Persons doing business with the Borrower and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

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14.6

Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Lenders under the Credit Documents are only those expressly set forth herein.  The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred.  The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7

Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Guarantees or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders.  Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders.  The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders.  In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8

Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

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14.9

Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)

to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

(b)

to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, the Borrower of any of its obligations under any of the Credit Documents; or

(c)

to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10

Indemnification

The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11

Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)

in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facilities available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrower and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)

so long as any portion of the Credit Facilities is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Borrower.

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14.12

Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of Cdn.$250,000,000 and has an office in Toronto.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender).  After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13

Delegation by Administrative Agent

The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14

Waivers and Amendments

(a)

Subject to Sections 14.14(b)-(c), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)

Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

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(i)

increase the amount of either Credit Facility or the amount of the Individual Commitment of any Lender with respect to either Credit Facility;

(ii)

extend the Maturity Date;

(iii)

extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facilities or the Security whether before or after acceleration;

(iv)

change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v)

reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)

permit any subordination of any of the Secured Obligations;

(vii)

release or discharge any of the Security Documents or the Security or any of the Guarantees, in whole or in part, or release any of the Secured Assets from the Security, in whole or in part; or

(viii)

alter the terms of this Sections 14.14 or 15.5(a).

(c)

No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

14.15

Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16

Adjustments among Lenders after Acceleration

(a)

The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facilities, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to each Credit Facility immediately prior to such acceleration, cancellation or termination.

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(b)

The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facilities, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to each Credit Facility immediately prior to such acceleration, cancellation or termination.

(c)

For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)

The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17

Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the relevant Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

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14.18

Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19

Determination of Exposures

Prior to any distribution of Cash Proceeds of Realization to the Lenders, the Administrative Agent shall request each Lender to provide to the Administrative Agent a written calculation of such Lender’s Exposure, each such calculation to be certified true and correct by the Lender providing same.  Each Lender shall so provide such calculation within two Banking Days following the request of the Administrative Agent.  Any such calculation provided by a particular Lender which is approved by the Administrative Agent shall, absent manifest error, constitute prima facie evidence of such Lender’s Exposure at such time.  If the Administrative Agent does not approve any such calculation provided by a particular Lender, the Administrative Agent and such Lender shall, expeditiously and in good faith, make a determination of such Lender’s Exposure which the Administrative Agent approves.  With respect to each determination of the Exposure of the Lenders, the Administrative Agent shall promptly notify the Lenders.  For the purposes of determining a particular Lender’s Exposure as of a particular date, the Exposure of a Lender under this agreement and the Security Documents shall be the aggregate amount (expressed in United States dollars) owing to such Lender thereunder on such date.

14.20

Decision to Enforce Security

The Security shall become enforceable as provided in Article 13.  Upon the Security becoming enforceable as aforesaid, the Administrative Agent shall promptly so notify each of the Lenders.  Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security.  Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced.  In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders.  The Administrative Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders.

14.21

Enforcement

The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

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14.22

Application of Cash Proceeds of Realization

(a)

All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)

Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Lenders shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)

firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents or the Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)

secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)

thirdly, to the payment or prepayment of the Secured Obligations (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures; and

(iv)

the balance, if any, to the Borrower or otherwise in accordance with applicable law.

14.23

Security Documents

As continuing collateral security for the Secured Obligations, the Borrower shall, and shall cause the Guarantors to, execute and deliver the Guarantees and the Security Documents.  The Guarantees and the Security Documents shall be entered into in favour of the Administrative Agent for the rateable benefit of the Finance Parties.  The Administrative Agent declares that it shall hold the Security, the Secured Assets charged by the Security Documents and the rights granted to it under the Credit Documents for its own benefit and in its capacity as agent for the rateable benefit of each Finance Party.

14.24

Entering into Contracts

Each Lender hereby irrevocably authorizes the Administrative Agent to enter into the Guarantees and the Security Documents as agent for and on behalf of such Lender and Borrower hereby expressly acknowledges the authority of the Administrative Agent to enter into the Guarantees and the Security Documents.

DM_TOR/208573-00204/2193933.9

14.25

Discharge of Security

To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the security interest of the Lenders and the Administrative Agent therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.25.

14.26

Survivorship

The provisions of this Article 14 and all other provisions of this agreement which are necessary to give effect to each of the provisions of this Article 14 shall survive the permanent repayment in full of the Credit Facilities and the termination of all of the commitments of the Lenders in connection therewith until such time as all of the Secured Obligations of the Borrower have been repaid in full and all of the commitments of the Lenders and the Administrative Agent in connection therewith have been terminated.

ARTICLE 15
MISCELLANEOUS

15.1

Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

15.2

Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

DM_TOR/208573-00204/2193933.9

15.3

Counterparts

This agreement may be executed and delivered in one or more original or faxed signed counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

15.4

Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5

Assignment

(a)

Neither the Credit Documents nor the benefit thereof may be assigned by the Obligors.

(b)

A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this agreement.  The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement.  The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder; provided, that no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender with the relevant Individual Commitment at the date hereof would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Participant had no such transfer occurred.

(c)

With the prior written consent of (i) the Borrower (which consent shall not be required (x) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose at the time of the assignment on the Borrower any liability under Section 8.6 or (y) in circumstances where an Event of Default has occurred and is continuing), (ii) the Administrative Agent (such consent not to be unreasonably withheld) and (iii) the Overdraft Lender (such consent not to be unreasonably withheld) , a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (but not less than U.S.$10,000,000) to one or more Persons (“Purchasing Lenders”), provided that such consent is not required in the case of the sale by a Schedule II Lender or a Schedule III Lender to its Affiliate that is listed in Schedule II or Schedule III, as the case may be, to the  Bank Act (Canada).  Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased.

DM_TOR/208573-00204/2193933.9

Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of U.S.$3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitments and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.1, unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent, the Overdraft Lender and the Borrower.  Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender.

(d)

The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Borrower which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Obligors prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.

15.6

Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Engagement Letter) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.7

Further Assurances

The Borrower shall from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually perfecting the Security and implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional Security Documents in connection with the property, assets and undertakings of the Obligors, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time reasonably request, to ensure (i) each Guarantor has executed and delivered a Guarantee and Security Documents, (ii) the present and future property, assets and undertakings of each Obligor (other than the Excluded Collateral) are subject to a Lien in favour of the Administrative Agent pursuant to one or more Security Documents and (iii) the intended first ranking priority of such Liens.

DM_TOR/208573-00204/2193933.9

15.8

Judgment Currency

(a)

If, for the purpose of obtaining or enforcing judgment against any Obligor in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)

the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)

the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the “Judgment Conversion Date”).

(b)

If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)

Any amount due from the Borrower under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

DM_TOR/208573-00204/2193933.9

(d)

The term “rate of exchange” in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

[The remainder of this page is intentionally left blank.]

DM_TOR/208573-00204/2193933.9

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Silver Wheaton Corp. Waterfront Centre Suite 3400 - 666 Burrard Street		SILVER WHEATON CORP.
Vancouver, British Columbia		By:
V6C 2X8			Name:
Title:
Attention:	Chief Financial Officer and Corporate Treasurer
Telefax:	(604) 696-3001	By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

The Bank of Nova Scotia Corporate Banking - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario		THE BANK OF NOVA SCOTIA, as Administrative Agent
M5W 2X6		By:
Name:
Attention:	Managing Director		Title:
Telefax:	(416) 866-2009
By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

The Bank of Nova Scotia Corporate Banking - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario	THE BANK OF NOVA SCOTIA, as Lender (Individual Commitment No. 1)
M5W 2X6	By:
Name:
Attention: Managing Director		Title:
Telefax: (416) 866-2009
By:
Name:
Title:

The Bank of Nova Scotia Corporate Banking - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario	THE BANK OF NOVA SCOTIA, as Lender (Individual Commitment No. 2)
M5W 2X6	By:
Name:
Attention: Managing Director		Title:
Telefax: (416) 866-2009
By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

Bank of Montreal Loan Products Group 885 West Georgia Street		BANK OF MONTREAL, as Lender
Suite 1700		By:
Vancouver, BC V6C 3E8			Name:
Title:
Attention: Telefax:	Jerry Kaye, Vice President (604) 443-1436
By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

WestLB AG, Toronto Branch Suite 2301, Box 41 Royal Bank Plaza, North Tower	WESTLB AG, TORONTO BRANCH
200 Bay Street	By:
Toronto, ON M5J 2J1		Alik Kassner
Executive Director
Attention: Executive Director Telefax: (416) 216-5020
By:
Robert Dyck
Director

DM_TOR/208573-00204/2193933.9

Export Development Canada 151 O'Connor Street Ottawa, ON K1A 1K3	EXPORT DEVELOPMENT CANADA
Attention: Senior Loans Services Manager	By:
Telefax: (613) 598-2514		Christiane de Billy
Financing Manager

By:
Carl Burlock
Director

DM_TOR/208573-00204/2193933.9

HSBC Bank USA, N.A. (Toronto Branch) 70 York Street 4th Floor Toronto, ON M5J 1S9	HSBC BANK USA, N.A. (TORONTO BRANCH)
By:
Attention: Jody Sanderson		Jody Sanderson
Telefax: (416) 868-3817		Authorized Signatory

By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

Royal Bank of Canada Royal Bank Plaza, South Tower 200 Bay Street, 5th Floor	ROYAL BANK OF CANADA
Toronto, ON M5J 2W7	By:
Stam Fountoulakis
Attention: Vice President, Corporate Banking		Authorized Signatory
Telefax: (416) 842-5320
By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

JPMorgan Chase Bank, N.A., Toronto Branch 200 Bay Street, Suite 1800 Royal Bank Plaza, South Tower Toronto, ON M5J 2J2	JPMORGAN CHASE BANK, N.A., TORONTO BRANCH
By:
Attention: Hasan Muhammad, Vice President		Hasan Muhammad
Telefax: (416) 981-9138		Vice President

By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

UBS AG Canada Branch 161 Bay Street, Suite 4100 P.O. Box 617 Toronto, ON M5J 2S1	UBS AG CANADA BRANCH
By:
Attention: Amy Fung, Director		Name: Amy Fung
Telefax: (416) 350-2261		Title: Director

By:
Name: Paul Sinclair
Title: Executive Director

DM_TOR/208573-00204/2193933.9

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia (Individual Commitment No. 1)	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]
The Bank of Nova Scotia (Individual Commitment No. 2)	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]
Bank of Montreal	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]
WestLB AG, Toronto Branch	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]
Export Development Canada	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]
HSBC Bank Canada	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]
Royal Bank of Canada	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]
JPMorgan Chase Bank, N.A., Toronto Branch	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]
UBS AG Canada Branch	NRT Facility:	[ edited text ]
	RT Facility:	[ edited text ]

DM_TOR/208573-00204/2193933.9

SCHEDULE B
COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent

I, ____________________, the [senior financial officer] of Silver Wheaton Corp., hereby certify that:

1.

I am the duly appointed [senior financial officer] of Silver Wheaton Corp., the Borrower named in the credit agreement dated as of July 20, 2007, (as amended, modified or supplemented from time to time, the “Credit Agreement”) between Silver Wheaton Corp., the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Silver Wheaton Corp. pursuant to the Credit Agreement.

2.

I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.

To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(o), (p) and (q) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

	Actual Amount	Required Amount
(a) Debt Service Coverage Ratio	$______	≥ 1.25 to 1
(b) Leverage Ratio	$______	<*> to 1
(c) Tangible Net Worth	$______	<*>

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

4.

As at the last day of the Fiscal Quarter ending <*> , <*> , the Subsidiaries of the Borrower are as follows:

[ edited text ]

SW Caymans

Silver Wheaton Penasquito Holdings Ltd. [Update as necessary]

5.

Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DM_TOR/208573-00204/2193933.9

B-2

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

DM_TOR/208573-00204/2193933.9

B-3

CALCULATION WORKSHEET

Debt Service Coverage Ratio

Indebtedness

Description

Amount

[itemize]

Total Indebtedness

U.S.$____________________ (B)

Minimum Requirement

1.25:1

Leverage Ratio

Total Indebtedness:	U.S.$___________________ (B)
Cash:	________________________ (C)
Net Indebtedness (B-C): U.S.$___________________ (D)
[Rolling] EBITDA: U.S.$ __________________ (E)
Leverage Ratio (Actual): _______________________ (D:E)
Leverage Ratio (Max. Permitted): <*> :1
Compliance [Yes]/[No]
Tangible Net Worth
Equity:	U.S.$__________________ (J)
Aggregate Net Income for each Fiscal Quarter after the Fiscal Quarter ended June 30, 2007 divided by two:
U.S.$__________________ (K)
Tangible Net Worth:	U.S.$__________________ (J+K)

DM_TOR/208573-00204/2193933.9

SCHEDULE C
FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the credit agreement dated as of July 20, 2007 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”), between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”), as amended to the date hereof.  Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)

The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement to the extent they relate to the            Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the            Facility as in effect on the Effective Date, the credit extended by the Assignor under the            Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

(b)

The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the           Facility is U.S.$___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the           Facility is U.S.$___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

DM_TOR/208573-00204/2193933.9

C-2

(c)

The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

(d)

The Assignee hereby agrees to the specific Individual Commitment of U.S.$___________ with respect to the           Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e)

As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)

The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Title:

[ASSIGNEE]
By:
Title:

DM_TOR/208573-00204/2193933.9

C-3

Address

Attention:
Telefax:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

THE BANK OF NOVA SCOTIA, as Administrative Agent
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

THE BANK OF NOVA SCOTIA, as Overdraft Lender
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

1SILVER WHEATON CORP.
By:
Name:
Title:

1 If required.  See Section 15.5(c)

DM_TOR/208573-00204/2193933.9

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO:

The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Attention:  Senior Manager

Facsimile:  (416) 866-5991

With a copy to:

Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Attention:  Managing Director

Facsimile:  (416) 866-3329

RE:

Credit Agreement dated as of July 20, 2007, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the [NRT/RT] Facility on [date of drawdown] as follows:

Availment Option:  _____________________________________

Amount:  U.S.$___________________________________

If LIBOR Loan, Interest Period:  __________________________

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DM_TOR/208573-00204/2193933.9

D-2

DATED the ______ day of _______________, 20___.

SILVER WHEATON CORP.
By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO:

The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Attention:  Senior Manager

Facsimile:  (416) 866-5991

With a copy to:

Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Attention:  Managing Director

Facsimile:  (416) 866-3329

RE:

Credit Agreement dated as of July 20, 2007, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the [NRT/RT]           Facility on [date of rollover] as follows:

LIBOR Loans

Maturity Date of Maturing LIBOR Loan	______________________
Principal Amount of Maturing LIBOR Loan	U.S.$_____________________
Portion Thereof to be Replaced	U.S.$_____________________
Interest Period of New LIBOR Loan	_______ months

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DM_TOR/208573-00204/2193933.9

E-2

DATED the _________ day of ________________, 20____.

SILVER WHEATON CORP.
By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

SCHEDULE F
FORM OF CONVERSION NOTICE

TO:

The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Attention:  Senior Manager

Facsimile:  (416) 866-5991

With a copy to:

Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Attention:  Managing Director

Facsimile:  (416) 866-3329

RE:

Credit Agreement dated as of July 20, 2007, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the [NRT/RT]           Facility on [date of conversion] as follows:

[Choose as appropriate]

Converting From	Converting Into

LIBOR Loans
Principal U.S.$_____________ Amount of New LIBOR Loan
Interest _____ months Period of New LIBOR Loan

DM_TOR/208573-00204/2193933.9

F-2

LIBOR Loans Maturity Date of ______ Maturing LIBOR Loan Principal Amount of U.S.$_____________ Maturing LIBOR Loan Portion Thereof to U.S.$_____________ be converted
Base Rate Canada Loans	Base Rate Canada Loan
Principal Amount U.S.$_____________ of Base Rate Canada Loan to be converted	Principal U.S.$_____________ Amount of New Base Rate Canada Loan
Portion Thereof U.S.$_____________ to be converted

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the ________ day of _____________, 20____.

SILVER WHEATON CORP.
By:
Name:
Title:

DM_TOR/208573-00204/2193933.9

F-1

SCHEDULE G
CORPORATE STRUCTURE

[ edited text ]

___________________________

[ edited text ]

DM_TOR/208573-00204/2193933.9

SCHEDULE H
APPLICABLE RATES

Level	Leverage Ratio	Base Rate Canada Loan interest rate margin	LIBOR Loan interest rate margin	Standby Fee re: RT Facility
I	[ edited text ]	[ edited text ]	[ edited text ] per annum	[ edited text ] per annum
II	[ edited text ]	[ edited text ] per annum	[ edited text ] per annum	[ edited text ] per annum
III	[ edited text ]	[ edited text ] per annum	[ edited text ] per annum	[ edited text ] per annum
IV	[ edited text ]	[ edited text ] per annum	[ edited text ] per annum	[ edited text ] per annum
V	[ edited text ]	[ edited text ] per annum	[ edited text ] per annum	[ edited text ] per annum

DM_TOR/208573-00204/2193933.9

SCHEDULE I
LOCATION OF TANGIBLE PERSONAL PROPERTY AND BOOK AND RECORDS RE: CURRENT SILVER CONTRACTS

Borrower

Waterfront Centre
Suite 3400
666 Burrard Street
Vancouver, B.C.
V6C 2X8

SW Caymans

1st floor, Cayman Corporate Centre
49 Hosptial Road
PO Box 1791 GT,
Georgetown, Grand Cayman

[ edited text ]

[ edited text ]

DM_TOR/208573-00204/2193933.9

SCHEDULE J
GUARANTEE AND SECURITY DOCUMENTS

I.  SECURITY

1.

General security agreement dated as of July 20, 2007 by the Borrower in favour of the Administrative Agent.

2.

Debenture dated as of July 20, 2007 by SW Caymans in favour of the Administrative Agent.

3.

Share pledge agreement dated as of July 20, 2007 by SW Caymans in favour of the Administrative Agent.

4.

Assignment of silver purchase contract agreement dated as of July 20, 2007 by [ edited text ] in favour of the Administrative Agent.

5.

Share pledge agreement to be entered into on or about July 24, 2007 by [ edited text ] as pledgor, Penasquito, as pledged company and the Administrative Agent, as pledgee.

6.

Bank account pledge agreement dated as of July 20, 2007 by [ edited text ] in favour of the Administrative Agent.

II.

GUARANTEES

1.

Guarantee dated as of July 20, 2007 by SW Caymans in favour of the Administrative Agent.

2.

Guarantee dated as of July 20, 2007 by [ edited text ] in favour of the Administrative Agent.

DM_TOR/208573-00204/2193933.9

SCHEDULE K
PLEDGED ENTITIES

Pledged Entities	Authorized Capital	Issued Capital	Owner of Record
SW Caymans	10 ordinary shares of $1 each and 5,999,000 redeemable preferred shares of $0.01 each	1 ordinary share 1,000,000 redeemable preference shares 1,000,000 redeemable preference shares 229,769 redeemable preference shares 197,820 redeemable preference shares	Borrower
[ edited text ]	[ edited text ]	[ edited text ]	[ edited text ]
Penasquito	15,303 shares

14,997 Series A (fixed capital) shares to WCI (Penasquito) Limited

3 Series A (fixed capital) shares to Mexicana Resources Inc.

300 Series B (variable capital) shares to Mexicana Resources Inc.

1 Series C (variable capital) share to SW Luxembourg

1 Series D (variable capital) share to SW Luxembourg

1 Series E (variable capital) share to SW Luxembourg

See issued capital column.

DM_TOR/208573-00204/2193933.9

SCHEDULE L
PRINCIPAL PLACE OF BUSINESS

Borrower

Waterfront Centre
Suite 3400
666 Burrard Street
Vancouver, B.C.
V6C 2X8

SW Caymans

1st floor, Cayman Corporate Centre
49 Hospital Road
PO Box 1791 GT,
Georgetown, Grand Cayman

[ edited text ]

[ edited text ]

DM_TOR/208573-00204/2193933.9